October 6, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Kathryn Jacobson, Senior Staff Accountant

Lisa Etheredge, Senior Staff Accountant

Re:	Playtika Holding Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021, Filed March 2, 2022

Form 10-Q for the Period Ended June 30, 2022, Filed August 4, 2022

Form 8-K, Filed August 4, 2022

File No. 001-39896

To the addressees set forth above:

This letter sets forth the response of Playtika Holding Corp. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 15, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”) filed with the Commission on March 2, 2022, the Company’s Form 10-Q for the Period Ended June 30, 2022 (the “Form 10-Q”) filed with the Commission on August 4, 2022 and the Company’s Form 8-K (the “Form 8-K”) filed with the Commission on August 4, 2022.

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response.

Form 10-K for the Year Ended December 31, 2021

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Description of business and organization, page 87

1.

Please disclose your basis for determining your operating segments and if applicable, their aggregation into one reportable segment. Refer to ASC 280-10-50-21. In a separate footnote addressing enterprise-wide segment information, disclose long-lived assets in your country of domicile and those located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-10-50-41(b).

Securities and Exchange Commission

October 6, 2022

Response:

The Company respectfully advises the Commission that the Company has determined that it has one operating segment after careful consideration of all relevant factors, including but not limited to the following:

1.	The Company has concluded that its Chief Executive Officer meets the definition as the Company’s chief operating decision maker (the “CODM”)

2.	The Company’s management structure directly reporting to the CODM includes the following individuals:

•	Chief of Staff

•	President and Chief Financial Officer

•	Chief Strategy Officer

•	Chief Legal Officer

•	Chief Revenue Officer

•	Chief Operating Officer

These individuals all manage their respective functions within the Company on a consolidated basis.

3.

The allocation of resources within the Company based upon a consolidated perspective is also apparent one level below the individuals who report to the CODM. Each of the individuals reporting to the management members above (a) oversee a corporate function; (b) oversee their functional area across the various studios based upon their respective consolidated budget, or (c) are one of five general managers overseeing the eight primary game studios within the Company’s portfolio.

4.

The Company’s CODM and his leadership team regularly review revenue and revenue-related key performance indicators to understand the revenue performance of each of the Company’s game studios. However, the Company’s CODM allocates resources based upon the combination of daily revenues, revenue-related KPIs, monthly actual consolidated Adjusted EBITDA, and regular forecast updates. The Company does not fully allocate its cost base across its game studios so the CODM does not allocate resources based upon individual studio profitability measures.

5.

The Company also manages its annual budget and ongoing budget-update process (e.g., forecasts) consistent with the conclusion that the company operates as one operating segment. Over 60% of the actual costs incurred by the Company during the year ended December 31, 2021 and for the six months ended June 30, 2022 relate to the combination of unallocated corporate costs, and costs that are budgeted and subsequently managed on a consolidated basis (e.g. marketing, information technology, etc.) The Company is currently constructing its 2023 budget (and has historically constructed its prior annual budgets) from this same consolidated perspective.

6.	The Company’s senior leadership compensation structure is based on consolidated performance metrics.

•

The Company’s annual bonus plan for 2021 was based upon a bonus pool established by the Company’s Board of Directors upon consideration of consolidated Adjusted EBITDA for the year ended December 31, 2021.

•

For the year-ended December 31, 2022, the structure of the Company’s annual bonus plan is formally tied to consolidated Adjusted EBITDA as disclosed in the Company’s proxy statement filed with the SEC on April 28, 2022 (the “Proxy Statement.”) Under this formal bonus plan, annual bonus payments to the Company’s executive officers will be based upon achieving pre-determined thresholds for consolidated Adjusted EBITDA.

Securities and Exchange Commission

October 6, 2022

•

Also in 2022, the Company introduced performance stock units (PSUs), which are a key component of compensation for the Company’s executive officers. These PSUs vest 25% each year for the next four years based on the achievement of pre-established annual consolidated revenue growth targets. The Company has granted PSUs to a total of eighteen (18) executives and senior leaders of the Company, including the named executive officers.

With respect to the Staff’s comment regarding fixed asset disclosures, the Company respectfully acknowledges the comment and advises the Staff that it will add this disclosure beginning in its upcoming quarterly report on Form 10-Q for the quarter ended September 30, 2022.

Note 2. Business Combinations, page 96

2.	Tell us how you considered providing supplemental pro forma information with respect to your acquisition of Reworks OY during 2021 pursuant to ASC 805-10-50-(2)(h) and (3).

Response:

Upon the closing of the acquisition 80% of all the issued and registered share capital of Reworks OY (Reworks), the Company evaluated the significance of Reworks using both quantitative and qualitative criteria, including qualitative criteria prescribed by Rule 3-05 of Regulation S-X (Rule 3-05). The Company concluded that Reworks was neither qualitatively nor quantitatively material. For the benefit of the Staff, the quantitative test results under the tests set forth in Rule 3-05 were as follows:

•	Asset test – 1.1%

•	Investment test – 4.7%

•	Income test (based upon revenues) – 2.1%

The Company evaluated the financial performance of Reworks subsequent to the acquisition, noting that for the period from the date of acquisition through December 31, 2021, Reworks comprised the following percentages of the Company’s consolidated enterprise:

•	Revenues – 1.3%

•	Income from operations – (0.3%)

While the Company acknowledges that the materiality parameters prescribed by Rule 3-05 are not dispositive in determining whether or not pro forma financial information is required by ASC 805-10-50-(2)(h) and (3), the Company believes that these parameters are helpful in evaluating the relative significance of the Reworks acquisition to the Company’s overall operations, and thus the materiality of such pro forma financial information to an investor. Further, the Company continued to grow following the acquisition of Reworks, resulting in Reworks comprising a smaller percentage of the total consolidated Company in reporting periods subsequent to its acquisition. Based upon its analysis, the Company concluded that disclosure of the pro-forma information in the footnotes to the financial statements was neither quantitatively nor qualitatively material.

Notwithstanding this conclusion, the Company also believed that the impacts of the Reworks acquisition on the Company’s operations were helpful for investors to understand the changes in certain line items – specifically revenues, cost of revenue and sales and marketing expenses – as discussed in Management’s Discussion and Analysis (the “MD&A”) included in the Form 10-K for the year-ended December 31, 2021. As a result, the Company included discussion of Reworks in the MD&A to aid the reader of the financial statements in understanding the changes in each of the respective line items. This MD&A disclosure effectively provided all material information that would have otherwise been provided had the Company included pro forma information in the footnotes to its financial statements pursuant to ASC 805-10-50-(2)(h) and (3).

Securities and Exchange Commission

October 6, 2022

Note 17. Income Taxes

Israeli taxation, page 116

3.

Tell us how you considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X in your characterization of income before income tax expense as either domestic or foreign and your determination of the applicable statutory federal income tax rate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X (“Rule 4-08(h)”) in its characterization of income before income tax expense as either domestic or foreign using the clarification provided in Note 1 to paragraph (h)(1) of Rule 4-08(h), which states, “For purposes of this rule, foreign income (loss) is defined as income (loss) generated from a registrant’s foreign operations, i.e., operations that are located outside of the registrant’s home country.” The Company’s home country is the United States, and as such, the Company classified income (loss) generated from United States operations as “Domestic (U.S.)” and income (loss) generated from all other countries’ operations as “Foreign.”

The Company considered the same guidance in the determination of the applicable statutory federal income tax rate using clarification provided in paragraph (h)(2) of Rule 4-08(h), which provides that the income tax rate of the reporting person’s country of domicile should be used as the federal income tax rate. The reporting person is Playtika Holding Corp., a United States corporation incorporated in the State of Delaware. As such, the Company determined that the applicable statutory federal income tax rate was 21%, which was the federal statutory income tax rate for United States corporations for the year ended December 31, 2021.

With regard to non-US taxation, the Company believes that certain of its Israeli subsidiaries qualify as Preferred Technology Enterprises under the Israeli Investment Law, 5719-1959 and accordingly are eligible for a reduced corporate tax rate of 12% on their preferred technology income in Israel. Non-qualifying income of Preferred Technology Enterprises and income of other Israeli subsidiaries not qualified as Preferred Technology Enterprises are taxed at the Israeli statutory tax rate of 23%. The Company’s subsidiaries in other countries are taxed at various local tax rates.

Securities and Exchange Commission

October 6, 2022

Note 19. Net Income Attributable to Ordinary Stockholders, page 121

4.	Please help us understand why the inclusion of the cited stock options and RSUs in the calculation of diluted net income per share would have been anti-dilutive for the periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, pursuant to ASC 260-10-45-21 through 45-32, the Company uses the treasury stock method as the method for determining the dilutive effect of options and RSUs. Under this method, it is assumed that the hypothetical proceeds received upon settlement are used to repurchase common shares at the average market price during the period. The Company applies the treasury stock method, on a grant-by-grant basis.

The treasury stock method is only applied to options that are in-the-money from the perspective of the option holder and are not applied to options that are out-of-the-money because the option holder would not elect to exercise an instrument that is out-of-the-money and the outcome of the treasury stock method would be antidilutive. For the year ended December 31, 2021, all of the Company’s outstanding options granted in 2021 were either (1) out-of-the-money (and therefore antidilutive) or (2) were antidilutive when considering the unrecognized compensation cost of such options as additional proceeds upon theoretical exercise.

When applying the treasury stock method to RSUs, the average unrecognized compensation expense is compared to the hypothetical repurchase of shares. In instances where the average unrecognized compensation expense is greater than the number of outstanding RSUs multiplied by the average market price, the treasury stock method would result in a negative number of incremental shares. Therefore, the effect of such RSUs would be antidilutive. For the year ended December 31, 2021, the Company evaluated each of its RSU grants using the treasury stock method and disclosed the outstanding RSUs that were determined to be antidilutive.

Form 8-K filed on August 4, 2022

Exhibit 99.1

Playtika Holding Corp. Reports Second Quarter 2022 Results, page 1

5.

Your presentation of Adjusted EBITDA in the subheading (below the headline) excludes Net Income, which is its most comparable GAAP measure. As such, it is not consistent with the guidance prescribed in Q&A 102.10 of the C&DI on Non-GAAP Financial Measures. Please revise your presentation as appropriate.

Response:

The Company acknowledges the Staff’s comment and agrees that, in future filings with the Commission, the Company will revise the presentation pursuant to the Staff’s comment. The Company further acknowledges that Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure in a filing with the Commission, the Registrant must also present the most directly comparable GAAP measure with equal or greater prominence. The Company respectfully advises the Commission that it will ensure all future disclosures are in compliance with this requirement as more fully explained in the referenced Q&A on a prospective basis, beginning with the Form 10-Q (and associated earnings materials and 8-K filing) for the quarter ended September 30, 2022, expected to be filed with the Commission in early November 2022.

Securities and Exchange Commission

October 6, 2022

Form 10-Q for the Quarter Ended June 30, 2022

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Adjusted EBITDA to Net Income, page 28

6.	Please provide a discussion of net income prior to your presentation of Adjusted EBITDA.

Response:

The Company acknowledges the Staff’s comment and agrees that, in future filings with the Commission, the Company will provide a discussion of net income prior to its presentation of Adjusted EBITDA, beginning with the Form 10-Q for the quarter ended September 30, 2022 expected to be filed with the Commission in early November 2022.

7.

Please revise or advise us how you determined it would be appropriate to exclude normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure such as Adjusted EBITDA. Please refer to Q&A 100.01 of the C&DI on Non-GAAP Financial Measures. In particular, we note the following:

•

Long-term cash compensation. In this regard, we note that since 2017, these cash benefits were paid, and will continue to be paid, yearly to employees pursuant to the 2017-2020 Plan and 2021-2024 Retention Plan per your disclosure on page 94.

•

Acquisition and related expenses. Strategic planning appears to be part of regular management functions. It is unclear why expenses incurred by the Company in connection with the “evaluation of strategic alternatives” are characterized as acquisition and related expenses.

Response:

The Company acknowledges the Staff’s comment.

With regard to the long-term cash compensation plan, the initial 2017-2020 plan, and the replacement 2021-2024 plan (collectively referred to as the Retention Plans) were designed and implemented when the Company was privately held and providing equity to employees would not have been effective at motivating and retaining employees due to the illiquid nature of equity in a private company. As such, the Company has historically intended the Retention Plans to serve as the equivalent of stock-based compensation and comparable to such expense in other publicly-traded peer companies.

Subsequent to the Company’s initial public offering in 2021, the Company expects that the 2021-2024 plan will not be renewed subsequent to its expiration, and that the long-term compensation value provided to the Company’s employees through the Retention Plans will be replaced, over time, with equity awards under the 2020 Incentive Award Plan. If the expenses under the Retention Plan were not excluded from the calculation of Adjusted EBITDA, the transition to true equity-based awards (for which the expense is excluded from Adjusted EBITDA) during the run-out of the Retention Plans would show a trending increase in Adjusted EBITDA which would be unrelated to the underlying operations of the Company’s business. The Company believes that such a conclusion could be potentially misleading to its investors.

Securities and Exchange Commission

October 6, 2022

To further demonstrate this potential outcome, in October 2020, the Company’s CEO, Mr. Antokol, surrendered 43,000 Appreciation Units under the Retention Plans and such units were cancelled. Mr. Antokol received a grant of approximately 5.85 million restricted stock units in lieu of the Appreciation Units. Had the expense for the Retention Plans not been excluded from Adjusted EBITDA, this transaction (or similar transactions in the future) would create an unintended increase in Adjusted EBITDA for a decision unrelated to the underlying operations of the business.

The Company’s disclosure of the Retention Plan as long-term cash compensation is intended to provide full transparency to the reader of the financial statements that the Plan requires cash resources from the Company for subsequent payment. As noted in the footnote to the Adjusted EBITDA table, the full terms of the Plan are disclosed in Note 15 to the financial statements included in the Company’s Form 10-K for the year ended December 31, 2021. The Company believes that the transparent disclosure of the long-term cash compensation plan within the context of the assessment of executive performance is consistent with Q&A 102.03 of the C&DI which provides, in part, “The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) or Regulation S-K.”

The Company respectfully advises the Staff that the presentation of Adjusted EBITDA as disclosed in the Form 10-Q for the quarter ended June 30, 2022 is directly aligned with the structure of the Company’s executive compensation plan used to determine annual bonus payments to the Company’s executive officers, as disclosed in the Proxy Statement. Specifically, the bonuses to the Company’s executive officers are based upon achieving pre-determined thresholds for consolidated Adjusted EBITDA.

With regard to acquisition and related costs, the Company respectfully advises the SEC that it incurs costs on a recurring basis associated with strategic planning that are not excluded from the calculation of Adjusted EBITDA. These costs include salary and employment costs for the Company’s corporate development team, and costs incurred by this team for the normal evaluation of potential strategic transactions. The Company believes these costs are recurring and are required for normal operations, and therefore do not exclude such costs from its Adjusted EBITDA calculation.

During the six-months ended June 30, 2022, as publicly disclosed, the Company’s controlling shareholder requested that the Company explore possible means to provide liquidity to that shareholder through a dividend, share-buyback, or other similar transaction. This request, in turn, precipitated the Company to commence a publicly-announced, formal strategic review process, including the formation of a Special Committee of the Board of Directors, who in turn hired their own independent legal, financial and other advisors, and incurred significant costs related to such review process. The Company believes that the third-party advisor costs incurred by the Company that specifically relate to the formal strategic review process are not required for nor are expected to be recurrent in the course of normal operations and has excluded these costs from its computation of Adjusted EBITDA.

*    *    *    *

Securities and Exchange Commission

October 6, 2022

If you have any questions or further comments about this response, please contact me by email at CraigA@Playtika.com or by phone at 702-606-6378.

Sincerely,

Playtika Holding Corp.

By:	/s/ Craig Abrahams
Name:	Craig Abrahams
Title:	President and Chief Financial Officer

Cc:

Michael Cohen, Playtika Holding Corp.

Michael Treska, Latham & Watkins LLP

Darren Guttenberg, Latham & Watkins LLP